

August 11, 2025

Ryan Robinson
Executive Vice President and Chief Financial Officer
UL Solutions Inc.
333 Pfingsten Road
Northbrook, Illinois 60062

> **Re: UL Solutions Inc.**
> **Registration Statement on Form S-4**
> **Filed August 6, 2025**
> **File No. 333-289279**

Dear Ryan Robinson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Roderick Branch, Esq.